Exhibit 12

SILGAN HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

The following table sets forth Silgan Holdings Inc.’s computation of its ratio of earnings to fixed charges for the three months ended March 31:

	2017	2016
	(Dollars in thousands)
Earnings before fixed charges:
Income before income taxes	$33,667	$40,991
Interest and other debt expense (1)	23,095	16,455
Interest portion of rental expense	199	165
Earnings before fixed charges	$56,961	$57,611

Fixed charges:
Interest and other debt expense (1)	$23,095	$16,455
Interest portion of rental expense	199	165
Capitalized interest	121	475
Total fixed charges	$23,415	$17,095

Ratio of earnings to fixed charges	2.43	3.37

(1) Includes a loss on early extinguishment of debt of $2.7 million for the three months ended March 31, 2017.